Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS FOURTH QUARTER AND YEAR-END

2007 FINANCIAL RESULTS, PROVIDES STRATEGY UPDATE

Total Revenues of $204 Million in Fourth Quarter,
$843 Million in Full-Year 2007;
GAAP EPS Loss of $0.20 in Fourth Quarter, EPS of $1.22 in Full-Year 2007
EPS Excluding Specific Items of $0.45 in Fourth Quarter, $1.86 in Full-Year 2007;
Cash Flows From Operations of $79 Million in Fourth Quarter,
$341 Million in Full-Year 2007;
Year-End Cash Balances in Excess of $430 Million

TORONTO, Canada, March 13, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and 12-month periods ending December 31, 2007. To the extent that this press release contains forward-looking statements, investors are cautioned that these are based on our current views, and actual outcomes are not certain. Please see the note on forward-looking information following the conference-call details below.

Total revenues for the three months ended December 31, 2007 were $203.9 million, compared with $307.6 million for the fourth quarter of 2006. Total revenues for the 12 months ended December 31, 2007 were $842.8 million, compared with $1.07 billion for the full year of 2006, a decrease of 21%. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported a net loss of $32.0 million in the fourth quarter of 2007, compared with net income of $118.0 million for the corresponding 2006 period. For the 12 months ended December 31, 2007, net income was $195.5 million, compared with $211.6 million for the same period a year earlier. For the fourth quarter of 2007, Biovail reported a GAAP net loss per share of $0.20, versus EPS of $0.74 for the fourth quarter of 2006. For the full year of 2007, GAAP EPS were $1.22, versus EPS of $1.32 for the full year of 2006.

Specific Items Affecting Fourth-Quarter Results

GAAP net income and EPS figures for the fourth quarter of 2007 were negatively impacted by a $83.1-million charge (net of anticipated insurance recoveries) related to the December 2007 proposed settlement of U.S. class-action shareholder litigation; a $10-million provision related to a potential settlement of the Securities and Exchange Commission (SEC) investigation; an impairment charge of $9.9 million related to the write-down of certain product rights and technology assets, including Ultram® ODT and Zolpidem ODT; an $8.9-million loss on impairment of investments, which includes a $6.0-million charge related to Biovail’s investment in auction-rate securities; and a $1.2-million equity loss related to an investment in Western Life Sciences Venture Fund (WLS). These charges were partially offset by a gain of $8.6 million upon Biovail’s sale of shares of Reliant Pharmaceuticals, Inc. (Reliant) further to that company’s acquisition by GlaxoSmithKline (GSK). In aggregate, these items negatively impacted fourth-quarter 2007 net income by $104.4 million, and diluted EPS by $0.65. Accordingly, Net Income Excluding Specific Items and EPS Excluding Specific Items in the fourth quarter of 2007 were $72.5 million and $0.45, respectively. GAAP net income and EPS figures for the fourth quarter of 2006 were negatively impacted by total charges of $33.1 million primarily related to restructuring costs and legal settlements. For more information concerning Net Income Excluding Specific Items and EPS Excluding Specific items, please refer below to Table 1 - Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items, and “Use of Non-GAAP Financial Measures”.

Specific Items Affecting Full-Year 2007 Results

GAAP net income and EPS figures for the full year of 2007 were negatively impacted by $95.1 million in charges (net of anticipated insurance recoveries) related to legal settlements; a loss of $12.5 million on the extinguishment of the Company’s Senior Subordinated Notes, which included a $7.9-million premium for the early redemption, and the write-off of $4.6 million in deferred financing and other associated costs; an impairment charge of $9.9 million related to the write-down of certain product rights and technology assets, including Ultram® ODT and Zolpidem ODT; an $8.9-million loss on impairment of investments; a $2.5-million equity loss related to an investment in WLS, and a $0.7-million restructuring charge. These charges were partially offset by a $24.4-million net gain related to the disposal of investments in Ethypharm S.A. and Reliant; and $1.7 million in cost recoveries, primarily related to the Wellbutrin XL® agreement as a result of additional sample purchases by GSK in the second quarter of 2007. In aggregate, these items negatively impacted net income and EPS in 2007 by $103.5 million and $0.64, respectively. Accordingly, Net Income Excluding Specific Items and EPS Excluding

Specific Items in the full year of 2007 were $299.1 million and $1.86, respectively. GAAP net income and EPS figures for the full year of 2006 were negatively impacted by total net charges of $228.9 million primarily related to a write-down of intangible assets and to contract costs in the Wellbutrin XL® agreement with GSK. For more information concerning Net Income Excluding Specific Items and EPS Excluding Specific items, please refer below to Table 1 - Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items, and “Use of Non-GAAP Financial Measures”.

“While I am proud of our employees and their many accomplishments in a period of significant challenge, 2007 was a very difficult year for Biovail and its shareholders,” said Biovail Interim Chairman and Chief Executive Officer Dr. Douglas Squires. “However, the Company remains strong and an exciting opportunity now exists to implement meaningful changes to the business – changes that could facilitate a new growth trajectory for Biovail. I am very confident in the Company’s long-term prospects and in our ability to strategically adapt to a changing marketplace.”

Strategy Update

Biovail believes that 2008 represents an inflection point in the Company’s strategic direction and focus. Biovail’s senior management team will be undertaking a comprehensive review of the Company’s core strategies, including its global infrastructure, commercialization model, product-development pipeline, acquisition targets, litigation strategy and capital structure. The objective of this wide-ranging analysis is to optimize all facets of Biovail’s business model, to ensure the Company’s core competencies are fully exploited, and to ensure the Company’s investments are targeted towards opportunities that provide an appropriate return. An immediate action being taken in this regard is the termination of BVF-146, a once-daily combination product consisting  of tramadol and a non-steroidal anti-inflammatory drug, following a reassessment of the commercial opportunity for this product.

Biovail remains committed to enhancing shareholder value and to maximizing the potential of the Company, using its strong fundamental base business as a starting point. In 2007, Biovail’s management team and Board of Directors began exploring potential strategic and business opportunities to enhance shareholder value and will continue to do so. A committee of independent members of the Board of Directors has been established to work closely with management and external advisors to facilitate these and other considerations. In addition, Biovail anticipates further strengthening its management team through the addition of executives with operational, scientific, business and/or financial expertise.

Fourth-Quarter 2007 Financial Performance

Product revenues for the fourth quarter of 2007 were $194.0 million, compared with $296.0 million in the fourth quarter of 2006, a decrease of 34% that primarily reflects the impact of generic competition for Wellbutrin XL® 300mg tablets, and lower revenues from Biovail’s generic pharmaceutical products. Partially offsetting factors include increases in revenues from Zovirax®, Ultram® ER, Biovail Pharmaceuticals Canada (BPC) and the Company’s Legacy products portfolio. Product revenues for full-year 2007 were $801.0 million compared with $1.02 billion for 2006, a decrease of 22%.

Product revenues for Wellbutrin XL® were $44.4 million in the fourth quarter of 2007, and $212.3 million in the full year of 2007, compared with $148.1 million and $450.3 million in the corresponding periods in 2006, respectively. These decreases reflect the December 2006 introduction of generic competition for the 300mg dosage strength of the product. Under the terms of a comprehensive settlement agreement entered into with a number of generic pharmaceutical companies, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing the earlier of May 30, 2008 or upon an adverse decision of Biovail’s appeal of the non-infringement summary judgment previously granted to Anchen Pharmaceuticals LLP. Partially offsetting this decline were revenues from the launch of the product in a number of European countries in 2007, including Germany, Italy, Spain, Sweden, the Netherlands, Norway, Austria, Iceland, Poland, Portugal and Greece.

Launched in February 2006 by Biovail’s strategic partner Ortho-McNeil, Inc. (OMI), Ultram® ER generated revenues of $23.4 million in the fourth quarter of 2007 and $86.7 million in the full year of 2007, compared with $19.2 million and $53.7 million in the corresponding periods in 2006, respectively. The year-over-year changes reflect higher prescription volumes, an increase in Biovail’s supply price from 27.5% of net sales in 2006 to 37.5% in 2007, and the impact of a price increase in the first quarter of 2007, partially offset by a reduction in inventory levels during 2007.

Revenues for Biovail’s Zovirax® franchise were $43.6 million in the fourth quarter of 2007, and $147.1 million in the full year of 2007, representing increases of 40% and 31%, respectively, when compared with $31.1 million and $112.4 million in the prior-year periods. Revenue growth in 2007 was favourably impacted by price increases and a one-month increase in wholesaler inventory levels – from 0.5 months at the end of 2006 to 1.5 months at the end of 2007. In the fourth quarter of 2007, Zovirax® Ointment and Zovirax® Cream held a combined 73.1% share of the U.S. topical herpes market, an increase of 2.4% in market share versus fourth-quarter 2006 levels.

Fourth-quarter 2007 revenues for BPC were $19.3 million, compared with $15.7 million in the prior-year period, an increase of 23% that reflects year-over-year increases in total prescription volume of 108% and 33% for Wellbutrin® XL and Tiazac® XC, respectively. BPC revenues for the full year of 2007 were $61.9 million, compared with $68.7 million in the full year of 2006. The year-over-year declines reflect the continued erosion of Wellbutrin® SR and Tiazac® as a result of generic competition.

In the U.S., Cardizem® LA generated revenues of $8.2 million in the fourth quarter of 2007, compared with $12.4  million for the corresponding period in 2006. In the full year of 2007, Cardizem® LA generated revenues of $69.3 million, compared with $56.5 million in the full year of 2006. The decrease in the fourth quarter of 2007 reflects lower prescription volumes. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $15.1 million in the fourth quarter and full year, respectively, of both 2006 and 2007.

Biovail’s Legacy products generated revenues of $35.7 million for the fourth quarter of 2007, compared with $28.9 million in the fourth quarter of 2006, an increase of 23% that represents the impact of price increases and the timing of wholesaler purchases. In the full year of 2007, Legacy products generated revenues of $136.9 million, compared with $139.9 million in the full year of 2006, a decrease of 2% that primarily reflects lower sales volumes of Tiazac® due to the increased generic competition.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva) was $19.4 million in the fourth quarter of 2007 and $86.8 million in the full year of 2007, compared with $41.0 million and $141.1 million in the corresponding periods in 2006, respectively. The decreases in 2007 reflect a loss of market share, lower pricing and price adjustments by Teva to its customers.

Performance Summary

The following table summarizes Biovail’s product revenue performance by category in the fourth quarter and full year of 2007:

($000s)	Q4/07 Revenues	Q4/06 Revenues	Change (%)	2007 Revenues	2006 Revenues	Change (%)
Wellbutrin XL®	44,356	148,081	(70)	212,325	450,329	(53)
Ultram® ER	23,368	19,152	22	86,714	53,724	61
Zovirax®	43,603	31,051	40	147,120	112,388	31
Biovail Pharmaceuticals Canada	19,338	15,721	23	61,889	68,723	(10)
Cardizem® LA	8,236	12,378	(33)	69,300	56,509	23
Legacy Products	35,692	28,912	23	136,855	139,853	(2)
Generics	19,364	40,967	(53)	86,843	141,075	(38)
Teveten	—	(265)	NM	—	(1,323)	NM
Total Product Revenues	193,957	295,997	(34)	801,046	1,021,278	(22)

NM = Not Meaningful

Research-and-development (R&D) revenue in the fourth quarter of 2007 was $5.4 million, compared with $7.0 million in the fourth quarter of 2006, reflecting lower activity levels at the Company’s Contract Research Division (CRD). In the full year of 2007, R&D revenues were $23.8 million, compared with $21.6 million for the full year of 2006, a 10% increase that reflects a 1% increase in CRD revenues (where the impact of higher activity levels was offset by lower pricing), and a $1.9-million payment from Kos in the second quarter of 2007 related to development activity for Vasocard™ prior to the project’s termination.

Royalty and other revenue was down 1% to $4.6 million in the fourth quarter of 2007, and down 28% to $17.9 million in the full year of 2007, which primarily reflects  the elimination of co-promotion revenues associated with Ultram® ER and Zoladex® 3.6mg.

Cost of goods sold for the fourth quarter of 2007 was $62.3 million, compared with $49.6 million in the fourth quarter of 2006. Gross margins based on product sales were 68% and 72% in the fourth quarter and full year of 2007, respectively, compared with 83% and 79% in the fourth quarter and full year of 2006, respectively. The decline in 2007 reflects lower gross margins associated with Wellbutrin® XL revenues, which remained at the lowest tier of pricing as per the supply-and-distribution agreement with GSK until December 2007; the inclusion of Biovail’s one-third share of the costs associated with GSK’s license agreement with Watson Pharmaceuticals, Inc. related to Wellbutrin XL® 150mg; and lower gross margins associated with the Company’s generic products. These items were partially offset by price increases implemented across a number of product lines, and the increase in Biovail’s supply price for Ultram® ER from 27.5% of net sales in 2006 to 37.5% in 2007.

R&D expenditures were $29.3 million for the fourth quarter of 2007 and $118.1 million for the full year of 2007, compared with $28.4 million and $95.5 million for the corresponding periods in 2006, respectively. The year-over-year increase in 2007 reflects higher spending for BVF-033 (bupropion salt); BVF-146 (combination of tramadol and a non-steroidal anti-inflammatory drug); and BVF-012 (enhanced absorption, alcohol-resistant venlafaxine). R&D expenditures in 2007 reflect a 50% year-over-year increase in expenses associated with feasibility programs in Biovail’s development pipeline.

Selling, general and administrative (SG&A) expenses for the fourth quarter and full year of 2007 were $31.4 million and $161.0 million, respectively, compared with $65.1 million in the fourth quarter of 2006, and $238.4 million in the full year of 2006. The decreases in 2007 reflect the impact of the December 2006 restructuring of the Company’s U.S. commercial operations, lower advertising and promotional expenses, lower legal expenses (net of insurance recoveries), lower stock-based compensation expenses, and overall cost-containment initiatives.

Amortization expense in the fourth quarter of 2007 was $12.1 million, which is consistent with the level in the fourth quarter of 2006. In the full year of 2007, amortization expense was $48.0 million, compared with $56.5 million in the full year of 2006, a 15% decrease that primarily reflects the third-quarter 2006 write-down of intangible assets associated with Vasotec® and Glumetza®.

In 2007, we recorded a charge of $95.1 million related to legal settlements, of which $83.1 million (net of expected insurance recoveries) pertained to the settlement of the U.S. securities class action complaint, and $10.0 million to a potential settlement of the SEC investigation.

Specific Items Affecting Operations

Specific Items impacting net income and EPS in the fourth quarter and full-year 2007 are outlined below.

Table 1. Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items

Amounts expressed in thousands of dollars, except per share data
	Three Months Ended December 31, 2007	Twelve Months Ended December 31, 2007
GAAP Net Income (Loss)	(31,971)	195,539
GAAP Diluted EPS	$(0.20)	$1.22
Adjustments:
Legal settlements	93,052	95,114
Intangible asset impairments, net of gain on disposal	9,910	9,910
Restructuring costs (recovery)	(44)	668
Contract costs (recovery)	—	(1,735)
Gain on disposal of investments	(8,640)	(24,356)
Loss on early extinguishment of debt	—	12,463
Loss on impairment of investments	8,949	8,949
Equity loss	1,203	2,528
Total Adjustments	104,430	103,541
Diluted EPS Impact of Total Adjustments	$0.65	$0.64
Net Income Excluding Specific items	72,459	299,080
Diluted EPS Excluding Specific Items	$0.45	$1.86

Use of Non-GAAP Financial Measures

Net income excluding specific items (“Net Income Excluding Specific Items”) and earnings per share excluding specific items (“EPS Excluding Specific Items”) have been provided as Biovail believes they are useful measures for investors and management that facilitate, on an aggregate and on a per-share basis, respectively, operating comparisons between periods. Net Income Excluding Specific Items and EPS Excluding Specific Items exclude the effects of non-cash write downs of certain intangible assets, charges related to contract-loss contingencies and lost-profits provisions in certain agreements, restructuring costs, legal settlements and gains or losses on investments. The items are excluded in the determination of such measures because they are either non-cash in nature, non-recurring, or otherwise not considered to be in the ordinary course of business. Such measures do not have any standardized meanings prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies. Net Income Excluding Specific Items and EPS Excluding Specific Items are not measures of performance under GAAP, and should not be considered in isolation of or as substitutes for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Net Income Excluding Specific Items to GAAP net income and of EPS Excluding Specific Items to GAAP earnings per share above.

Balance Sheet, Cash Flow

At the end of 2007, Biovail had cash balances of $433.6 million, marketable securities valued at $28.3 million, no long-term obligations and no outstanding borrowings under its credit facility. Biovail currently has $26.8 million of principal invested in auction-rate securities (ARS), all of which were rated Aaa/AAA at the time of purchase. However, given declines in underlying collateral values, three ARS holdings with an aggregate principal amount of $9.0 million were downgraded in the fourth quarter of 2007. Although these securities continue to pay cash interest, Biovail has been unable to liquidate its ARS portfolio. As such, the Company has recorded this portfolio at its estimated fair value of $18.0 million as at December 31, 2007. Biovail has recorded an impairment charge of $6.0 million in the fourth quarter of 2007, and a $2.8-million unrealized loss in other comprehensive income. Biovail has discontinued additional investments in ARS.

Cash flows from continuing operations were $79.3 million in the fourth quarter of 2007 and $340.9 million in the full year of 2007, compared with $235.6 million and $522.5 million in the corresponding periods of 2006. The year-over-year decreases are largely attributable to lower gross profit in the 2007 periods.

Net capital expenditures were $11.4 million in the fourth quarter of 2007, and $35.1 million in the full year of 2007, which reflects the recently completed expansion of the Company’s corporate headquarters in Mississauga, Ontario, and upgrades to the Company’s manufacturing facility in Dorado, Puerto Rico.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, March 13, 2008, at 8:30 a.m. EDT for Company executives to discuss 2007 fourth-quarter and full-year 2007 financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-641-6136 (Toronto and International callers) and 1-866-225-9256 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, March 20, 2008, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3253431#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s intention and ability to implement changes to its business and strategy, its intention to review its core strategies and the expected results of this review, expected changes to its management team and its ability to recruit management candidates, the continued exploration of strategic and business opportunities, timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®, the status of its partnership discussions for its pipeline programs and its intent and timing regarding the liquidation of its ARS holdings, and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things:  the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2007	2006	2007	2006
REVENUE
Product sales	$193,957	$295,997	$801,046	$1,021,278
Research and development	5,372	7,042	23,828	21,593
Royalty and other	4,567	4,609	17,944	24,851
	203,896	307,648	842,818	1,067,722
EXPENSES
Cost of goods sold	62,272	49,583	223,680	211,152
Research and development	29,274	28,399	118,117	95,479
Selling, general and administrative	31,418	65,053	161,001	238,441
Amortization	12,107	11,984	48,049	56,457
Legal settlements, net of insurance recoveries	93,052	14,400	95,114	14,400
Intangible asset impairments, net of gain on disposal	9,910	—	9,910	143,000
Restructuring costs (recovery)	(44)	15,126	668	15,126
Contract costs (recovery)	—	3,500	(1,735)	54,800
	237,989	188,045	654,804	828,855
Operating income (loss)	(34,093)	119,603	188,014	238,867
Interest income	4,943	10,310	24,563	29,199
Interest expense	(370)	(8,743)	(9,745)	(35,203)
Gain on disposal of investments	8,640	—	24,356	—
Loss on impairment of investments	(8,949)	—	(8,949)	—
Loss on early extinguishment of debt	—	—	(12,463)	—
Foreign exchange gain (loss)	(239)	(1,838)	5,491	(2,360)
Equity loss	(1,203)	(56)	(2,528)	(529)
Income (loss) from continuing operations before provision for income taxes	(31,271)	119,276	208,739	229,974
Provision for income taxes	700	1,300	13,200	14,500
Income (loss) from continuing operations	(31,971)	117,976	195,539	215,474
Loss from discontinued operation	—	—	—	(3,848)
Net income (loss)	$(31,971)	$117,976	$195,539	$211,626

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.20)	$0.74	$1.22	$1.35
Loss from discontinued operation	—	—	—	(0.03)
Net income (loss)	$(0.20)	$0.74	$1.22	$1.32

Weighted average number of common shares outstanding (000s)
Basic	161,024	160,265	160,839	160,060
Diluted	161,024	160,265	160,875	160,078

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At December 31
	2007	2006
ASSETS
Cash and cash equivalents	$433,641	$834,540
Other current assets	273,376	223,084
Marketable securities	24,417	5,677
Long-term investments	24,834	56,442
Property, plant and equipment, net	238,457	211,979
Intangible assets, net	630,514	697,645
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	20,700	—
Other long-term assets, net	35,882	62,781
	$1,782,115	$2,192,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$367,578	$410,287
Long-term obligations	—	399,379
Other long-term liabilities	116,718	80,519
Shareholders’ equity	1,297,819	1,302,257
	$1,782,115	$2,192,442

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(31,971)	$117,976	$195,539	$211,626
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	27,504	21,737	94,985	92,150
Amortization and write-down of deferred financing costs	130	531	4,821	2,300
Amortization and write-down of discounts on long-term obligations	—	201	962	1,291
Accrued legal settlements, net of insurance recoveries	93,052	14,400	78,652	14,400
Gains on disposal of investments and intangible assets	(8,640)	—	(24,356)	(4,000)
Impairment charges and asset write-offs	21,468	4,140	21,468	151,140
Stock-based compensation	1,862	2,154	10,633	14,794
Accrued contract costs	—	3,500	(9,735)	54,800
Premium paid on early extinguishment of debt	—	—	7,854	—
Equity loss	1,203	56	2,528	529
Loss from discontinued operation	—	—	—	3,848
Other	2,762	(2)	5,578	2,083
Changes in operating assets and liabilities	(28,037)	70,944	(48,076)	(22,444)
Net cash provided by continuing operating activities	79,333	235,637	340,853	522,517
Net cash provided by (used in) continuing investing activities	1,497	(7,076)	(15,045)	(40,447)
Net cash used in continuing financing activities	(60,438)	(23,402)	(728,650)	(92,256)
Net cash used in discontinued operation	—	—	—	(558)
Effect of exchange rate changes on cash and cash equivalents	1,343	(119)	1,943	(5)
Net increase (decrease) in cash and cash equivalents	21,735	205,040	(400,899)	389,251
Cash and cash equivalents, beginning of period	411,906	629,500	834,540	445,289
Cash and cash equivalents, end of period	$433,641	$834,540	$433,641	$834,540